Exhibit 12.1

Ratio of Earnings to Fixed Charges
For Period Ended December 31,2009
(in thousands, except ratio computation)

		Year Ended December 31,
	2009	2008	2007	2006	2005
Pretax income from continuing operations before adjustment for noncontrolling interest	$68,423	$35,189	$48,424	$53,706	$59,063

Adjustments
Equity in income in unconsolidated joint ventures	88	(108)	-	(1,853)	-
Fixed Charges	76,400	65,414	71,986	62,846	56,849
Distributed income of equity investees	371	170	-	3,308	(12)
Capitalized interest	(1,430)	(2,934)	(3,194)	(5,820)	(3,354)
Earnings as Defined	$143,852	$97,731	$117,216	$112,187	$112,546

Fixed Charges
Interest expense	$71,229	$62,752	$69,209	$58,812	$57,142
Capitalized interest	1,430	2,934	3,194	5,820	3,354
Amortization of debt premiums (discounts)	2,221	(1,902)	(2,102)	(3,289)	(5,159)
Amortization of loan fees	1,520	1,629	1,684	1,503	1,512
Fixed Charges	$76,400	$65,413	$71,985	$62,846	$56,849

Ratio of earning to Fixed Charges	1.88	1.49	1.63	1.79	1.98